UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Ms. Babette Cooper, Staff Accountant
Mail Stop 4720
Division of Corporate Finance
WASHINGTON, D.C. 20549·0306

March 19, 2010

Re: Liberty Capital Asset Management, Inc.
SEC Correspondence dated March 5, 2010
Form 10-K FYE 3/31/09 – Comment Letter
File No. 333-144973

Dear Ms. Cooper:

The Company respectfully asks for an extension until April 9, 2010, to complete its response to your inquiry.  There has been a change in auditors since the last Form 10-K was filed and as of December 1, 2009, the Company has a new CFO.  This extension will enable the Company additional time to research the information needed to complete the request.  The Company will respond as soon as it thoroughly completes the inquiry on or before April 9, 2010.

Sincerely,
/s/  Theresa Carlise
Theresa Carlise
CFO